SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                       (Amendment No. 15)

            Under the Securities Exchange Act of 1934

                  THE SEIBELS BRUCE GROUP, INC.
                  _____________________________
                         (Name of Issuer)

                  COMMON STOCK, $1.00 PAR VALUE
                 ______________________________
                 (Title of Class of Securities)

                           816006-10-0
                          ____________
                         (CUSIP Number)

                     David J. Levenson, Esq.
            Venable, Baetjer, Howard & Civiletti, LLP
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
                         ______________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                        February 7, 1997

              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                        Page 1 of 7 Pages

CUSIP No. 816006-10-0                        Page 2 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) /X/
                                                       (b) / /

3    SEC USE ONLY

4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                      / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     7,412,358

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     7,412,358

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     7,412,358

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:                          / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     29.85%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 816006-10-0                             Page 3 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a)/X/
                                                      (b)/ /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                   / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     5,226,700

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     5,226,700

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     5,226,700

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:                                   / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     21.21%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 816006-10-0                             Page 4 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a)/X/
                                                      (b)/ /

3    SEC USE ONLY

4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                   / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     121,700

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     121,700

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     121,700

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:                                   / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     .49%

14.  TYPE OF REPORTING PERSON:
     CO

CUSIP No. 816006-10-0                             Page 5 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a)/X/
                                                      (b)/ /

3    SEC USE ONLY

4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                   / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     290,658

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     290,658

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     290,658

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:                                   / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     1.17%

14.  TYPE OF REPORTING PERSON:
     CO

                                             Page 6 of 7
                          SCHEDULE 13D
                       (Amendment No. 14)

     NOTE: All capitalized terms used in this Amendment No. 14 and not defined herein shall have the same meaning as in the previously filed statement of Saad A. Alissa and Abdullatif Ali Alissa Est. (the "Establishment") on Schedule 13D, as amended. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 4.   Purpose of Transaction

          On February 7, 1997, Mr. Alissa executed a letter of intent with Advest, Inc. ("Advest") pursuant to which Advest has proposed to underwrite the offering of the shares of common stock, $1.00 par value per share ("Common Stock") and Common Stock Purchase Warrants of The Seibels Bruce Group, Inc. (the "Company") held by (i) Mr. Alissa, (ii) the Establishment, (iii) General Investors Limited, a Cayman Islands company of which Mr. Alissa is the sole shareholder ("GIL"), and (iv) Financial Investors Limited, a Cayman Islands company of which the Establishment is the sole shareholder ("FIL," and together with Mr. Alissa, the Establishment and GIL, the "Filing Persons").

          Except as indicated above, the Filing Persons have no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, by laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

          The Filing Persons reserve the right, however, to revise their plans in the future if such a revision becomes, in their sole discretion, necessary, appropriate or otherwise advisable.

Item 5.   Interest in Securities of the Issuer.

     As of February 19, 1997, (i) Mr. Alissa may be deemed the beneficial owner of 7,412,358 shares of Common Stock of Seibels, of which (a) 5,226,700 shares are held indirectly through the Establishment and (b) 290,658 shares are held indirectly through GIL, including 185,858 shares issuable to GIL pursuant to a Common Stock Purchase Warrant and (ii) the Establishment may be deemed to be the beneficial owner of 5,226,700 shares of Common Stock, of which 121,700 are owned indirectly through FIL.

     The following table sets forth information with respect to all purchases, sales or donations of Common Stock by Mr. Alissa, the Establishment, GIL or FIL for purposes of Section 13(d) of the Act since the last transaction reported in the last amendment (Amendment No. 13) to this Schedule 13D.

                    GENERAL INVESTORS LIMITED
                 ______________________________

Date of        Number of      Type of             Price per
Transaction    Shares         Transaction         Share


10/2/96        3,000          Open Market Sale    2.325
10/2/96        10,000         Open Market Sale    2.4
11/7/96        10,000         Open Market Sale    2.625
12/4/96        5,000          Open Market Sale    2.15
12/5/96        5,000          Open Market Sale    2.15
12/13/96       15,000         Open Market Sale    2.15


                   FINANCIAL INVESTORS LIMITED


Date of        Number of      Type of             Price per
Transaction    Shares         Transaction         Share

10/1/96        5,000          Open Market Sale    2.4375
10/3/96        10,000         Open Market Sale    2.4626
10/4/96        3,000          Open Market Sale    2.5875
10/10/96       5,000          Open Market Sale    2.4
10/11/96       3,000          Open Market Sale    2.4625
10/11/96       5,000          Open Market Sale    2.4
10/14/96       3,000          Open Market Sale    2.4
10/14/96       2,500          Open Market Sale    2.4625
10/15/96       2,500          Open Market Sale    2.4
10/17/96       5,000          Open Market Sale    2.4
10/28/96       10,000         Open Market Sale    2.276
11/1/96        5,000          Open Market Sale    2.275
11/6/96        5,000          Open Market Sale    2.275
11/21/96       10,000         Open Market Sale    2.025
11/21/96       5,000          Open Market Sale    2.0875
11/26/96       20,000         Open Market Sale    2.275
11/26/96       10,000         Open Market Sale    2.2125
12/19/96       10,000         Open Market Sale    2.0875


CUSIP No. 816006-10-0                        Page 7 of 7


                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.




                              ABDULLATIF ALI ALISSA EST.


Dated:    February 19, 1997   By:  /s/ Saad A. Alissa

                              ____________________________
                              Saad A. Alissa, President


Dated:    February 19, 1997   ____________________________
                              Saad A. Alissa, (Indiv.)

                              GENERAL INVESTORS LIMITED


Dated:    February 19, 1997   By:  /s/ Saad A. Alissa

                              ____________________________
                              Saad A. Alissa, Secretary


                              FINANCIAL INVESTORS LIMITED


Dated:    February 19, 1997   By:  /s/ Saad A. Alissa

                              ____________________________
                              Saad A. Alissa, Secretary


DC1DOCS1.47539